

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

<u>VIA E-mail</u>
Mr. George Harris
Chief Executive Officer, Chief Financial Officer and Director
Hinto Energy, Inc.
5350 South Roslyn Road, Suite 400
Greenwood Village, CO 80111

> **Re:** **Hinto Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **Form 8-K**
> **Filed July 23, 2014**
> **File No. 000-26317**

Dear Mr. Harris:

　　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 20

Summary of Oil and Natural Gas Reserves, page 22

Qualifications of Technical Persons and Internal Controls over Reserves Estimation Process, page 23

1. You state your estimated reserves report was prepared by RSM Resources, LLC, an independent petroleum engineer. Please amend your filing to include their report as an exhibit, as required by Item 1202(a)(8) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 55

2. Please amend your filing to include a revised report from your accountants indicating, if true, the related statements of operations, stockholders' equity (deficit) and cash flows for the *years* then ended were encompassed in their report, and reflect a report issuance date subsequent to the year ended December 31, 2013 (the current report issuance date indicated is April 14, *2013*). We remind you such amended Form 10-K filing should include updated officers' certifications.

Note 14 – Supplemental Oil and Gas Disclosure (unaudited), page 75

3. Please revise to provide disclosure of the standardized measure of discounted future cash flows and the changes in the standardized measure of discounted future cash flows, as required by FASB ASC Topic 932-235-50-29 through 36.

Aggregate Capitalized Costs, page 77

4. The 2013 amounts in your tabular presentation do not appear to correspond with amounts presented in your balance sheet. Please verify the accuracy of the 2013 amounts presented here and revise them, if necessary

Exhibits

5. We note your disclosure on page 44 that George Harris, Gary Herick, Kevin Blair, J. David Keller and Max Sommer have entered into consulting agreements with South Uintah for their services. Please file such agreements as exhibits to your filing. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 8-K Filed July 23, 2014

6. Your disclosure includes a PV-10 value for the Mason Lake field. As PV-10 represents a non-GAAP measure, revise the disclosure to also include the standardized measure for the Mason Lake field. See Rule 100(a) of Regulation G.

7. Please clarify for us if the volumes disclosed as reserves were estimated in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X, and, if so, what category of reserves these represent, e.g. proved, probable or possible. If not, please tell us which definitions you relied on in preparing your estimates of reserves. Also describe for us, in reasonable detail, the specific geological, geophysical and engineering data and economic assumptions you have relied upon in establishing the reserve volumes disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Senior Staff Accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, Laura Nicholson, Staff Attorney, at (202) 551-3584, or me, at (202) 551-3489, with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant